SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         for the month of January, 1999


                                    PETROFINA
                 (Translation of registrant's name into English)


                              52 Rue de l'Industrie
                                 B-1040 Brussels
                                     Belgium
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                              Form 20-F X Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                    Yes      No X


                  If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

PETROFINA
--------------------------------------------------------------------------------

PetroFina S.A.                                                  January 27, 1999
Public Relations and Communication
----------------------------------

                                  PRESS RELEASE


PetroFina 1998 year results

Highlights:
 . increase in recurrent results
 . growing cash flow
 . record throughput by refineries
 . 6,4% growth in sales in the Fina Network
 . good resistance of petrochemicals

PetroFina's share of unaudited recurrent (*) Group income for 1998 was 572.6 million euros (BEF 23.1 billion), compared to 567.7 million euros (BEF 22.9 billion) in 1997. The unaudited Group income was 471.1 million euros (BEF 19.0 billion) compared to 547.8 million euros (BEF 22.1 billion) in 1997. The results were negatively affected by inventory write downs of BEF 8.3 billion after tax and by accelerated depreciation of BEF 2.4 billion, partly offset by gains on asset sales of BEF 3.3 billion, as well as other non recurrent income.

PetroFina's share of cash flow amounted to 1,403 million euros (BEF 56.6 billion) as opposed to 1,365.9 million euros (BEF 55.1 billion) in 1997.

During the year, in Europe, refinery throughput increased by 6.6%, exceeding the previous record, and sales in the Fina network grew by 6.4%. These operating performances were achieved in a macro-economic climate marked by a collapse of crude oil prices by some 33%, by a reduction of almost 20% in the price of American natural gas, by a stabilisation in the dollar exchange rate, and by contrasting developments in refining margins, a modest rise in Europe and a sharp fall in the US.

Upstream profits declined markedly following the decline in crude oil and natural gas prices and as a result of production difficulties at the start-up of Ekofisk II, in the Norwegian sector of the North Sea.

Downstream profits were stable compared to 1997, the 27% increase recorded in Europe being offset by the effect of lower refining margins in the US.

Chemical results were down slightly, resisting well against the general reduction of margins, due to a 7% increase in volume of monomers produced and to the quality of the products and services of its polymers activity.

The merger of PetroFina and Fina, Inc., its American subsidiary, became effective on 5 August 1998. This simplifies the Group structure and enables growth to be achieved in a transatlantic context.

On 1 December 1998, five shareholders in PetroFina announced their intention to sell all their PetroFina shares to Total (41% of the share capital) in order to create the Total Fina group, which wich will become the third largest petroleum concern in Europe and the fifth largest in the world. On 14 January 1999, the general meeting of Total shareholders approved this transaction as well as the principle of a public offer to exchange PetroFina shares on the basis of nine Total shares for two PetroFina shares. This project was submitted for approval to the European and American competition authorities, and should be completed in the second quarter of 1999.

UPSTREAM

In 1998, production of oil and gas amounted to 82.3 million barrels of oil equivalent compared to 88.7 million barrels of oil equivalent in 1997, a decrease of 7.2%. Production of oil was 51.1 million barrels compared to 53.9 million barrels in 1997 and sales of natural gas were 187.3 billion cubic feet compared to 208.9 billion cubic feet in 1997.

The decrease in production is due to the non-operation of Ekofisk for 13 days in August while the wells and pipelines were connected to the new platforms, and also to certain technical problems related to the start-up of Ekofisk II. These problems will be resolved in the first half-year of 1999.

In the British sector of the North Sea, the Delilah gas field, where the Group holds 18.57%, became operational following its connection to the existing Hewett field infrastructure.

In Angola, in deep offshore waters, a third and fourth discovery were made in block 17, where the Group holds 5%. In the same block, the development of the Girassol field started, following approval by the Angolan authorities.

PetroFina  was  designated  as operator with a 30% interest of block 19, also in
deep  offshore  waters.  The   production-sharing   contract  with  the  Angolan
authorities was signed in December 1998.

In Vietnam, where PetroFina has sold 30% of its licenses to a Thai partner, a seventh discovery was made in block 46 in the Gulf of Thailand. Unitisation of the Bunga Kekwa field, accepted by the Vietnamese and Malaysian authorities, will enable PetroFina to obtain an interest in this field and to participate in its production.

In Italy, the interests of PetroFina and its three partners in the three concessions covering the Tempa Rossa field were brought to 25% each, following the departure of a previous partner.

In the US, the Group made three commercial discoveries of gas. In Alaska, production from the Badami field, where PetroFina holds 30%, started in the month of August.

DOWNSTREAM

Throughput of Group refineries (excluding Angola) reached 695,500 barrels per day, which is a 4% increase over the record level of 1997.

The sale of petrol by the Fina network in Europe increased by 6.4%, following expansion and modernisation of the network and thanks to improved service quality.

In order to further concentrate its marketing activities around its refineries, PetroFina entered into an agreement in principle with Shell in September covering the exchange of Fina's marketing operations in Norway for Shell petrol stations in the Netherlands. This agreement should enable Fina to significantly strengthen its commercial impact in the heart of Benelux.

During the summer, as part of the repositioning of its presence in Africa, the Group sold all of its downstream oil operations in Gabon, Rwanda and Burundi as well as 49% of its marketing operations in the Congo.

CHEMICALS

In May, the Boards of Directors of PetroFina and BASF approved the construction of the world's biggest steam cracker on the site of the Group's refinery in Port Arthur, Texas. This plant, in which PetroFina will hold 40% will produce ethylene and propylene and will strengthen the Group's industrial integration in the US with effect from the end of the year 2000.

In the US, two expansion investments have been completed, with the successful start-up of two new units in the fourth quarter: a production line for high density polyethylene at Bayport, which doubles the site capacity to 385,000 tonnes per year, and a nineth polypropylene production line in the La Porte factory, which will increase its annual production capacity to one million tonnes.

The engineering work for a third production unit for polypropylene on the Feluy site, with an annual capacity of 380,000 tonnes, has been realized with start-up forecast for 2001.

During the year, debottleneckings and improvements to the plants in Belgium have led to additional production capacities for ethylene, polyethylene and polypropylene of 100,000, 50,000 and 20,000 tonnes each, increasing their annual production capacities to 1,200,000, 500,000 and 420,000 tonnes respectively.

PetroFina concluded two agreements with the Solvay group covering industrial and technical cooperation in the area of high density polyethylene (HDPE): the two groups will share the production of factories which will be built in Belgium, one by Solvay and the other by PetroFina, in 2002 and 2005 respectively. The technical agreement provides access for PetroFina to a worldwide license to produce HDPE using chrome catalysts, and for Solvay, access to a user license and PetroFina's technical know-how in the area of metallocenes. Both companies will combine their research and development into metallocene and other catalysts to be used in HDPE.

PAINTS

In a general context marked, in the second half year, by the effects of the Asian crisis on the marine and anti-corrosion paints, the Sigma group achieved a 12% profit increase. In the decorative paints sector, the closure of old factories in Germany and Denmark, and higher production in France and the Netherlands, considerably improved productivity and efficiency. Sigma's sales of paints to industry reached record levels, particularly in coil coatings and industrial paints.

(*) In order to provide a better measure of the operational performance of the Group in the present market condition, PetroFina decided to present the recurrent results in 1998, and to restate the recurrent results for 1997, on the basis of replacement cost, instead of the LIFO method previously applied. The accounting profits are not affected by this restatement.

Financial highlights as at 31th December (*) (in billion BEF)

A. Recurrent income per segment
(Current cost accounting)
                                            North America       Europe and rest of the         Consolidated
                                                                         world


                                            1997           1998        1997        1998          1997            1998

Upstream                                       1,6          0,2        23,9        12,8            25,5            13,0
Downstream                                     3,9          1,5         9,5        12,1            13,4            13,6
Chemicals                                      4,3          4,3         6,2         5,3            10,5             9,6
Paints                                                                  1,7         1,8             1,7             1,8
Other activities                              -0,8         -0,9        -0,8        -0,4            -1,6            -1,3

Operating income                               9,0          5,1        40,5        31,6            49,5            36,7
Net financial charges                                                                              -4,6            -3,1
Taxes                                                                                             -21,3           -10,3

Recurrent consolidated net income                                                                  23,6            23,3

PetroFina net income (recurrent)                                                                   22,9            23,1

Non recurrent charges and revenues                                                                 -0,9            -4,1

Consolidated results                                                                               22,7            19,2

PetroFina consolidated results                                                                     22,1            19,0
Minority interest                                                                                   0,6             0,2

B. Non recurrent elements

Capital gains on assets sold

Upstream                                       0,3          1,7                     0,8             0,3             2,5
Downstream                                                 -0,1                     1,7                             1,6


Inventory write down and LIFO effects
Downstream                                    -1,1         -2,1        -0,1        -6,3            -1,2            -8,4
Chemicals                                     -0,2         -1,7                    -0,5            -0,2            -2,2

Impairment test SFAS 121                                                           -2,6                            -2,6

Accelerated D D & A                                                    -0,6        -0,9            -0,6            -0,9

Other non recurrent elements                               -0,2        -0,9         1,2            -0,9             1,0

Non recurrent taxes                            0,3          3,2         1,4         1,7             1,7             4,9

Total non recurrent elements                  -0,7          0,8        -0,2        -4,9            -0,9            -4,1


C. Cash flow (Group share)                                                                         55,1            56,6

D. Data per share (BEF per share)

Net earnings                                                                                        946             811
Cash flow                                                                                         2,360           2,415

Average number of share outstanding                                                          23.350.612      23.440.102


F. Operating data

Dollar average rate (BEF/USD)                                                                     35,76           36,29
Brent price (USD/barrel)                                                                          19,10           12,70
US gas price (USD per thousand cubic                                                               2,60            2,10
feet)
Crude oil production (million barrels)                                                            53,90           51,10
Natural gas production (Billion cubic                                                            208,90          187,30
feet)
Crude processed in refineries                                                                   669.100         695.500
(barrels per day)
Crude oil refinery margin in Europe                                                                2,40            2,45
(USD/ barrel)
Polymer production (tons)                                                                     2.170.000       2.213.000

(*) Recurrent data related to 97 are restated in current cost accounting


   Financial highlights as at 31th December (*) (in million USD)

A. Recurrent income per segment
(Current cost accounting)
                                            North America       Europe and rest of the         Consolidated
                                                                         world


                                            1997           1998        1997        1998          1997            1998

Upstream                                      44,7          5,5       668,0       352,7           712,7           358,2
Downstream                                   109,0         41,3       265,5       333,5           374,5           374,8
Chemicals                                    120,2        118,5       173,3       146,0           293,5           264,5
Paints                                                                 47,5        49,6            47,5            49,6
Other activities                             -22,4        -24,8       -22,3       -11,0           -44,7           -35,8

Operating income                             251,5        140,5     1.132,0       870,8         1.383,5         1.011,3
Net financial charges                                                                            -128,6           -85,4
Taxes                                                                                            -595,3          -283,8

Recurrent consolidated net income                                                                 659,6           642,1

PetroFina net income (recurrent)                                                                  640,0           636,5

Non recurrent charges and revenues                                                                -25,1          -113,0

Consolidated results                                                                              634,5           529,1

PetroFina consolidated results                                                                    617,7           523,6
Minority interest                                                                                  16,8             5,5



B. Non recurrent elements

Capital gains on assets sold

Upstream                                       8,4         46,8                    22,0             8,4            68,8
Downstream                                                 -2,8                    46,9                            44,1

Inventory write down and LIFO effects

Downstream                                   -30,7        -57,9        -2,8      -173,6           -33,5          -231,5
Chemicals                                     -5,6        -46,8                   -13,8            -5,6           -60,6

Impairment test SFAS 121                                                          -71,6                           -71,6

Accelerated D D & A                                                   -16,8       -24,8           -16,8           -24,8

Other non recurrent elements                               -5,5       -25,2        33,1           -25,2            27,6

Non recurrent taxes                            8,4         88,2        39,2        46,8            47,6           135,0

Total non recurrent elements                 -19,5         22,0        -5,6      -135,0           -25,1          -113,0

C. Cash flow (Group share)                                                                      1.540,0         1.559,7

D. Data per share (USD per share)

Net earnings                                                                                       26,5            22,3
Cash flow                                                                                          66,0            66,5

Average number of share outstanding                                                          23.350.612      23.440.102


F. Operating data

Dollar average rate (BEF/USD)                                                                     35,78           36,29
Brent price (USD/barrel)                                                                          19,10           12,70
US gas price (USD per thousand cubic                                                               2,60            2,10
feet)
Crude oil production (million barrels)                                                            53,90           51,10
Natural gas production (Billion cubic                                                            208,90          187,30
feet)
Crude processed in refineries                                                                   669.100         695.500
(barrels per day)
Crude oil refinery margin in Europe                                                                2,40            2,45
(USD/ barrel)
Polymer production (tons)                                                                     2.170.000       2.213.000

  (*) Recurrent data related to 97 are restated in current cost accounting

Financial highlights as at 31th December (*) (in million EURO)

A. Recurrent income per segment
(Current cost accounting)
                                            North America       Europe and rest of the         Consolidated
                                                                         world


                                            1997           1998        1997        1998          1997            1998

Upstream                                      39,7          5,0       592,5       317,3           632,2           322,3
Downstream                                    96,7         37,2       235,5       300,0           332,2           337,2
Chemicals                                    106,6        106,6       153,7       131,4           260,3           238,0
Paints                                                                 42,1        44,6            42,1            44,6
Other activities                             -19,8        -22,3       -19,8        -9,9           -39,6           -32,2

Operating income                             223,2        126,5     1.004,0       783,4         1.227,2           909,9
Net financial charges                                                                            -114,0           -76,8
Taxes                                                                                            -528,1          -255,4

Recurrent consolidated net income                                                                 585,1           577,7

PetroFina net income (recurrent)                                                                  567,7           572,6

Non recurrent charges and revenues                                                                -22,4          -101,6

Consolidated results                                                                              562,7           476,0

PetroFina consolidated results                                                                    547,8           471,1
Minority interest                                                                                  14,9             5,0

B. Non recurrent elements

Capital gains on assets sold

Upstream                                       7,4         42,2                    19,8             7,4            62,0
Downstream                                                 -2,5                    42,1                            39,6

Inventory write down and LIFO effects

Downstream                                   -27,2        -52,1        -2,5      -156,1           -29,7          -208,2
Chemicals                                     -5,0        -42,1                   -12,4            -5,0           -54,5

Impairment test SFAS 121                                                          -64,5                           -64,5

Accelerated D D & A                                                   -14,9       -22,3           -14,9           -22,3

Other non recurrent elements                               -5,0       -22,3        29,8           -22,3            24,8

Non recurrent taxes                            7,4         79,3        34,7        42,2            42,1           121,5

Total non recurrent elements                 -17,4         19,8        -5,0      -121,4           -22,4          -101,6


C. Cash flow (Group share)                                                                      1.365,9         1.403,1

D. Data per share (EURO per share)

Net earnings                                                                                       23,5            20,1
Cash flow                                                                                          58,5            59,9

Average number of share outstanding                                                          23.350.612      23.440.102


F. Operating data

Dollar average rate (BEF/USD)                                                                     35,76           36,29
Brent price (USD/barrel)                                                                          19,10           12,70
US gas price (USD per thousand cubic                                                               2,60            2,10
feet)
Crude oil production (million barrels)                                                            53,90           51,10
Natural gas production (Billion cubic                                                            208,90          187,30
feet)
Crude processed in refineries                                                                   669.100         695.500
(barrels per day)
Crude oil refinery margin in Europe                                                                2,40            2,45
(USD/ barrel)
Polymer production (tons)                                                                     2.170.000       2.213.000

(*) Recurrent data related to 97 are restated in current cost accounting


This press release is also available in French
This press release is also available in Flemish

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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PETROFINA



Date:   January 28, 1999                      By:   /s/   Francois Vincke
        -----------------                          ---------------------------
                                                    Name:  Francois Vincke
                                                    Title: Secretary General